Exhibit 99.1

JMU Limited Announced Appointment of New Independent Registered Public Accounting Firm

BEIJING, March 19, 2020 /PRNewswire/ -- JMU Limited (the “Company”) (Nasdaq: MFH) today announced the appointment of Shanghai Perfect C.P.A Partnership (“Shanghai Perfect”) as the Company’s independent registered public accounting firm. The change of the Company’s independent registered public accounting firm has been approved by the audit committee of the Company.

The report of Michael T. Studer CPA P.C. (“Michael T. Studer”) on the Company’s consolidated financial statements for the fiscal year ended December 31, 2018 has contained no adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. The decision to change the independent registered public accounting firm of the Company was not the result of any disagreement on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “hope,” “going forward,” “intend, ” “ought to, ” “plan, ” “project,” “potential,” “seek,” “may,” “might,” “can,” “could,” “will,” “would,” “shall,” “should,” “is likely to” and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about the Company's beliefs and expectations are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. All information provided in this press release is as of the date of this press release and is based on assumptions that the Company believes to be reasonable as of this date, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact:

Xingyan Gao

JMU Limited

ir@ccjmu.com

Tel: +86 (021) 6015-1166, ext. 8904